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FORM 4                                                                                                          OMB APPROVAL
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                                             U.S. SECURITIES AND EXCHANGE COMMISSION                    OMB Number:        3235-0287
[ ] Check this box if no                              Washington, D.C. 20549                            Expires:  September 30, 1998
    longer subject to                                                                                   Estimated average burden
    Section 16.  Form 4                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                  hours per response.......0.5
    or Form 5 obligations                                                                               ----------------------------
    may continue.             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    See Instruction 1(b).       Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                      Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
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
1. Name and Address of Reporting Person*      2. Issuer Name and Ticker                 6. Relationship of Reporting Person to
                                                 or Trading Symbol                         Issuer (Check all applicable)

      Smith         Burton            J.         Tera Computer Company (TERA)                 X  Director             10% Owner
   -----------------------------------------  ----------------------------------------       ---                  ---
       (Last)       (First)        (Middle)     IRS or Social     4. Statement for            X  Officer (give     X  Other (specify
                                                Security Number      Month/Year              ---          title   ---        below)
                                                of Reporting                                              below)
    2815 Eastlake Avenue East                   Person                 12/97                           Chief Scientist
   -----------------------------------------    (Voluntary)                                  ---------------------------------------
                    (Street)
                                                                  -------------------  ---------------------------------------------
                                                                  5. If Amendment,     7. Individual or Joint/Group Filing (Check
     Seattle          WA            98102                            Date of Original     Applicable Line)
   -----------------------------------------                         (Month/Year)          X  Form fled by One Reporting Person
       (City)       (State)          (Zip)                                                ---
                                                                                              Form filed by More than One Reporting
                                                                                          --- Person
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                                                TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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
1. Title of Security            2. Transaction   3. Transaction   4. Securities Acquired   5. Amount of    6. Owner-   7. Nature
   (Instr. 3)                      Date             Code             (A) or Disposed of       Securities      ship        of In-
                                   (Month/Day/      (Instr. 8)       (D)                      Beneficially    Form:       direct
                                    Year)                            (Instr. 3, 4 and 5)      Owned at        Direct      Bene-
                                                -------------------------------------------   End of Month    (D) or      ficial
                                                                              (A)             (Instr. 3       Indirect    Owner-
                                                    Code   V         Amount    or    Price     and 4)         (I)         ship
                                                                              (D)                             (Instr. 4)  (Instr. 4)
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Common Stock                     12/11/97           S               1,192(1)   D     $1.76    265,737            D
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Common Stock                     12/15/97           S               2,874(1)   D     $1.76    265,737            D
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Common Stock                     12/29/97           S              14,230(1)   D     $1.76    265,737            D
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(1)  Sold to employees of Tera Computer Company pursuant to the exercise of options under option agreements dated 10/5/92 between the Reporting Person and each such employee.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                                                              (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    SEC 1474 (7-96)
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FORM 4 (continued)
                      TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                             (e.g., puts, calls, warrants, options, convertible securities)
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
1.Title of Deriv-  2.Conver-   3.Trans-   4.Trans-   5.Number   6.Date Ex-   7.Title and   8.Price   9.Number   10.Owner-  11.Nature
  ative Security     sion        action     action     of Der-    ercisable    Amount of     of        of          ship       of
  (Instr. 3)         or Ex-      Date       Code       ivative    and Expir-   Underlying    Deriv-    Deriv-      Form of    Indir-
                     ercise      (Month/    (Instr.    Secur-     ation Date   Securities    ative     ative       Deriv-     ect
                     Price of     Day/       8)        ities      (Month/      (Instr. 3     Secur-    Secur-      ative      Bene-
                     Deriv-       Year)                Acquired    Day/         and 4)       ity       ities       Secur-     ficial
                     ative                             (A) or      Year)                     (Instr.   Bene-       ity:       Owner-
                     Secur-                            Disposed                               5)       ficially    Direct     ship
                     ity                               of (D)                                          Owned       (D) or     (In-
                                                       (Instr.                                         at End      Indirect    str.
                                                        3, 4,   ---------------------------            of Month    (I)         4)
                                                        and 5)  Date  Expi-   Title  Amount            (Instr. 4)  (Instr. 4)
                                          ----------------------Exer- ration         or No.
                                          Code   V   (A)  (D)   cis-  Date           of
                                                                able                 Shares
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Employee Stock
Options (obliga-                                                              Common
tion to sell)       $1.76      12/29/97   J(2)     14,320      Immed 12-31-97 Stock   14,320   n/a        0             D       n/a
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      "               "        12/11/97   J(3)           1,192   "      "       "      1,192    "         "             "        "
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      "               "        12/15/97    "             2,874   "      "       "      2,874    "         "             "        "
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      "               "        12/29/97    "            14,320   "      "       "     14,320    "         "             "        "
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Explanation of Responses:

See reverse for explanations of footnotes (1)-(2).

(2)  Reflects satisfaction on 12/29/97 of condition precedent (delivery of computer system) to vesting of options to purchase an aggregate of 14,320 shares of Common Stock granted by Reporting Person to certain employees of Tera Computer Company pursuant to option agreements dated 10/5/92.
(3)  Reflects exercise of options to purchase shares of Common Stock pursuant to option agreements, dated 10/5/92, between
Reporting Person and certain employees of Issuer.

    ** Intentional misstatements or omissions of facts          BURTON J. SMITH
       constitute Federal Criminal Violations.                  ----------------------------------------  --------------------------
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                     **Signature of Reporting Person                Date

 Note: File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not                          Page 2
required to respond unless the form displays a current valid OMB number.                                             SEC 1474 (7-96)
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